

<u>**Via U.S. Mail**</u>
Mr. Chadwick Byrd
Chief Financial Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
100 S. Ferrall Street
Spokane, WA 99202

December 18, 2006

RE: **Ambassadors Group, Inc.**
            Form 10-K for the fiscal year ended December 31, 2005
            File No. 000-33347

Dear Mr. Byrd:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Larry Spirgel
                                    Assistant Director